Exhibit 8, 23.2

November 21, 2000

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio 45830

Delphos Citizens Bancorp, Inc.

114 East Third Street

Delphos, Ohio 45833

Ladies and Gentlemen:

As counsel for United Bancshares, Inc., we have been requested to render our opinion with respect to certain federal income tax consequences in connection with that certain Affiliation Agreement dated as of August 25, 2000, by and between United Bancshares, Inc. and Delphos Citizens Bancorp, Inc.

We have reviewed the terms of the proposed transaction as set forth in the Merger Agreement and certain representations (the "Representations") from United Bancshares, Inc. and Delphos Citizens Bancorp, Inc., relating to various factual matters relevant to the opinions expressed herein. We have not independently verified the factual matters set forth in the Representations. Our opinion is based on the Merger Agreement, the facts set forth in the Representations, and on our analysis of the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service Rulings and judicial decisions interpreting the Code as in effect on the date hereof, all of which are subject to change, prospectively or retroactively. All capitalized terms used herein which are not defined shall have the meanings ascribed to them in the Merger Agreement.

Based upon and subject to the foregoing, our opinion is as follows:

1. The merger of Delphos Citizens Bancorp, Inc. with and into United Bancshares, Inc. will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and, for purposes thereof, United Bancshares, Inc. and Delphos Citizens Bancorp, Inc. each will qualify as a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by United Bancshares, Inc. and Delphos Citizens Bancorp, Inc. as a consequence of the Merger.

3. The basis of the assets of Delphos Citizens Bancorp, Inc. acquired by United Bancshares, Inc. will be the same in the hands of United Bancshares, Inc. as the basis of such assets in the hands of Delphos Citizens Bancorp, Inc. immediately prior to the merger. The holding periods of the assets of Delphos Citizens Bancorp, Inc. received by United Bancshares, Inc. will include the periods for which such assets were held by Delphos Citizens Bancorp, Inc.

4. No loss will be recognized by the shareholders of Delphos Citizens Bancorp, Inc. upon the exchange of Delphos Citizens Bancorp, Inc. Common Stock for United Bancshares, Inc. Common Stock. Gain will be recognized by the shareholders of Delphos Citizens Bancorp, Inc. upon the exchange of Delphos Citizens Bancorp, Inc. Common Stock for United Bancshares, Inc. Common Stock in an amount not in excess of the value of cash or other property received. If the exchange has the effect of the distribution of a dividend, the amount of any gain recognized that is not in excess of the ratable share of the undistributed earnings and profits of Delphos Citizens Bancorp, Inc. will be treated as a dividend. The remainder, if any, of gain recognized will be treated as a gain from the exchange of property and will be recognized as capital gain, provided the Delphos Citizens Bancorp, Inc. Common Stock was held as a capital asset in the hands of the Delphos Citizens Bancorp, Inc. shareholder on the date of the exchange. The determination of whether the exchange has the effect of the distribution of a dividend will be made on a shareholder by shareholder basis in accordance with the provisions of Section 302 of the Code.

5. The federal income tax basis of the shares of United Bancshares, Inc. Common Stock received by the shareholders of Delphos Citizens Bancorp, Inc. will be the basis of Delphos Citizens Bancorp, Inc. Common Stock surrendered therefor, decreased by the value of cash or other property received by the shareholder (disregarding for this instance any cash received in exchange for any fractional share interests), and increased by the amount of gain recognized by the shareholder.

6. The holding period of United Bancshares, Inc. Common Stock received by a Delphos Citizens Bancorp, Inc. shareholder will include, in each case, the period during which the Delphos Citizens Bancorp, Inc. Common Stock surrendered in exchange therefor was held, provided that the Delphos Citizens Bancorp, Inc. Common Stock was held as a capital asset by such shareholder on the date of exchange.

7. Holders of Delphos Citizens Bancorp, Inc. Common Stock who receive cash in lieu of fractional shares of United Bancshares, Inc. Common Stock will be treated as having received such fractional share of United Bancshares, Inc. Common Stock and then as having received such cash in redemption of such fractional share subject to the provisions of Section 302 of the Code.

8. Any cash payment received by a dissenting holder of Delphos Citizens Bancorp, Inc. Common Stock who has perfected dissenters' rights in exchange for such shareholder's shares will be treated as having been received as a distribution in redemption of such shareholder's shares, subject to the provisions of Section 302 of the Code.

9. United Bancshares, Inc. shall take into account as of the date of the proposed merger (as defined in Section 1.381(b)-1(b) of the Regulations promulgated under Code Section 381), the items described in Section 381(c) of the Code subject to the conditions and limitations of Sections 381, 382, 383 and 384 of the Internal Revenue Code of 1986 and the regulations thereunder.

Our opinion is limited to the matters expressly addressed above. No opinion is given or should be inferred as to any other issue. This opinion is solely for the information of the addressees, and no other person is entitled to rely on this opinion for any purpose. This opinion may not be quoted or reproduced, in whole or in part, or delivered to any other person, other than any federal or state tax authority, without our prior express written consent. This opinion is rendered as of the date hereof, and we make no undertaking and expressly disclaim any duty to supplement or update such opinion, if, after the date hereof, facts or circumstances come to our attention or changes in the law occur which could affect such opinion.

Very truly yours,

DINSMORE & SHOHL LLP

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